September 24, 2015

BY EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Middleburg Financial Corporation
Registration Statement on Form S-3
File No. 333-206950

Ladies and Gentlemen:

Middleburg Financial Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the “Registration Statement”), be accelerated so that it will become effective at 4:00 p.m. on Tuesday, September 29, 2015, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

MIDDLEBURG FINANCIAL CORPORATION

By:	/s/ Gary R. Shook
Gary R. Shook
President and Chief Executive Officer